Exhibit 2

North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in millions of Canadian dollars)

(unaudited)

		September 30	December 31
	Notes	2015	2014
ASSETS
Current Assets
Cash and cash equivalents		$16.1	$4.1
Accounts receivable	4	61.1	75.4
Inventories	5	14.8	14.9
Other assets	6	2.8	3.6

Total Current Assets		94.8	98.0

Non-current Assets
Mining interests	7	454.5	452.8

Total Non-current Assets		454.5	452.8

Total Assets		$549.3	$550.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$26.9	$28.8
Credit facilities	9	27.8	36.8
Current portion of obligations under finance leases	10	5.3	4.6
Current portion of long-term debt	11	—	7.3

Total Current Liabilities		60.0	77.5

Non-current Liabilities
Income taxes payable		0.1	0.1
Asset retirement obligations	8	16.5	15.8
Obligations under finance leases	10	10.6	14.2
Long-term debt	11	—	218.8

Total Non-current Liabilities		27.2	248.9

Shareholders’ Equity
Common share capital and purchase warrants	12	1,313.0	866.4
Stock options and related surplus		10.3	9.7
Equity component of convertible debentures, net of issue costs	11	—	6.9
Contributed surplus		8.9	8.9
Deficit		(870.1)	(667.5)

Total Shareholders’ Equity		462.1	224.4

Total Liabilities and Shareholders’ Equity		$549.3	$550.8

Nature of operations, going concern, and recapitalization – Note 1

Commitments – Note 14

Related Party – Note 18

See accompanying notes to the condensed interim consolidated financial statements

Third Quarter Report 2015

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in millions of Canadian dollars, except share and per share amounts)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2015	2014	2015	2014
Revenue	15	$64.7	$46.4	$156.0	$145.7

Mining operating expenses
Production costs		44.9	30.1	112.1	90.2
Smelting, refining and freight costs		6.8	4.0	16.2	12.3
Royalty expense		2.7	1.8	6.2	6.0
Depreciation and amortization		10.8	6.9	24.0	25.4
Inventory pricing adjustment		—	—	0.5	—
Loss on disposal of equipment		0.3	0.1	0.2	1.4
Mine restoration and mitigation costs		2.4	—	6.1	—

Total mining operating expenses		67.9	42.9	165.3	135.3

Income (loss) from mining operations		(3.2)	3.5	(9.3)	10.4

Other expenses (income)
Exploration		1.3	2.6	5.6	5.2
General and administration		4.6	2.1	9.6	7.3
Interest and other income	16	(0.1)	(1.5)	(1.1)	(3.9)
Interest costs, prepayment fee and other	16	10.0	10.2	103.5	39.2
Financing costs		2.2	(0.9)	10.1	7.5
Foreign exchange loss		19.0	9.8	37.3	10.5
Loss on recapitalization	1, 12(b)	28.3	—	28.3	—

Total other expenses, net		65.3	22.3	193.3	65.8

Loss before taxes		(68.5)	(18.8)	(202.6)	(55.4)
Income tax recovery		—	—	—	—

Loss and comprehensive loss for the period		$(68.5)	$(18.8)	$(202.6)	$(55.4)

Loss per share
Basic and Diluted	12(f)	$(2.18)	$(19.56)	$(18.04)	$(68.64)

Weighted average number of shares outstanding
Basic and Diluted	12(f)	31,392,831	961,081	11,229,418	807,106

See accompanying notes to the condensed interim consolidated financial statements

Third Quarter Report 2015

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in millions of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2015	2014	2015	2014
Cash provided by (used in) Operations
Loss for the period		$(68.5)	$(18.8)	$(202.6)	$(55.4)
Operating items not involving cash
Depreciation and amortization		10.8	6.9	24.0	25.4
Inventory pricing adjustment		—	—	0.5	—
Accretion expense	16	4.1	1.7	10.5	1.3
Share-based compensation and employee benefits	12(h)	0.4	0.5	0.9	1.6
Unrealized foreign exchange loss (gain)		1.7	8.0	4.8	8.5
Realized foreign exchange on financing activities		12.9	—	31.5	—
Loss on disposal of equipment		0.3	0.1	0.2	1.4
Interest expense and other		5.8	7.0	91.9	32.9
Financing costs (recovery)		2.2	(0.9)	10.1	7.5
Loss on recapitalization	1, 12(b)	28.3	—	28.3	—

		(2.0)	4.5	0.1	23.2
Changes in non-cash working capital	17	(12.0)	3.5	13.1	(35.7)

		(14.0)	8.0	13.2	(12.5)

Financing Activities
Issuance of convertible debentures, net of issue costs	11	—	(0.2)	—	61.2
Issuance of common shares, net of issue costs	12(c)	49.6	—	49.6	—
Proceeds of credit facilities	9	10.2	—	47.8	5.5
Repayment of credit facilities	9	(12.2)	(0.6)	(31.5)	—
Repayment of bridge loan	11	(17.6)	—	—	—
Repayment of obligations under finance leases	10	(1.3)	(0.9)	(3.6)	(2.6)
Interest paid		(4.5)	(32.2)	(27.6)	(33.8)
Other financing costs		(3.0)	(0.8)	(10.9)	(1.7)

		21.2	(34.7)	23.8	28.6

Investing Activities
Additions to mining interests, net	7	(12.3)	(5.8)	(25.6)	(14.3)
Proceeds on disposal of mining interests, net		—	—	0.6	0.2

		(12.3)	(5.8)	(25.0)	(14.1)

Increase (decrease) in cash		(5.1)	(32.5)	12.0	2.0
Cash and cash equivalents, beginning of the period		21.2	44.3	4.1	9.8

Cash and cash equivalents, end of the period		16.1	$11.8	16.1	$11.8

Cash and cash equivalents consisting of:
Cash		$16.1	$11.8	$16.1	$11.8

Foreign exchange included in cash balance		$0.9	$0.6	$0.9	$0.6

See accompanying notes to the condensed interim consolidated financial statements

Third Quarter Report 2015

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Shareholders’ Equity

(expressed in millions of Canadian dollars, except share amounts)

(unaudited)

	Notes	Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity

Balance, January 1, 2014		197,109,924	$798.4	$9.1	$6.9	$8.9	$(600.8)	$222.5

Common shares issued:
Pursuant to conversion of convertible debentures (Series 1)	11	76,407,816	30.9	—	—	—	—	30.9
Pursuant to conversion of convertible debentures (Series 2)	11	108,972,404	35.7	—	—	—	—	35.7

Stock based compensation:
Stock-based compensation	12(d)(h)	2,452,776	1.1	0.5	—	—	—	1.6

Net loss and comprehensive loss for the period ended September 30, 2014		—	—	—	—	—	(55.5)	(55.5)

Balance, September 30, 2014		384,942,920	866.1	9.6	6.9	8.9	(656.3)	235.2

Balance, January 1, 2015		386,514,777	$866.4	$9.7	$6.9	$8.9	$(667.5)	$224.4

Common shares issued:
Pursuant to conversion of debts payable to Brookfield Capital Partners Ltd. (“Brookfield”)	11, 12(b)	18,214,401,868	364.3	—	—	—	—	364.3
Pursuant to conversion of 2012 convertible debentures	11, 12(b)	1,181,002,018	30.5	—	(6.9)	—	—	23.6
Pursuant to conversion of 2014 convertible debentures (Series 1 & 2)	11, 12(b)	12,151,926	1.8	—	—	—	—	1.8
Pursuant to conversion of restricted share units	12(g)	2,274,717	0.1	—	—	—	—	0.1

Share consolidation (400:1)	12(b)	(19,748,767,244)	—	—	—	—	—	—

Pursuant to rights offering, net of issue costs	12(c)	8,630,870	49.6	—	—	—	—	49.6

Stock based compensation:
Stock-based compensation	12(d)(h)	1,917,594	0.3	0.6	—	—	—	0.9

Net loss and comprehensive loss for the period ended September 30, 2015		—	—	—	—	—	(202.6)	(202.6)

Balance, September 30, 2015		58,126,526	$1,313.0	$10.3	$—	$8.9	$(870.1)	$462.1

See accompanying notes to the condensed interim consolidated financial statements

Third Quarter Report 2015

North American Palladium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(expressed in millions of Canadian dollars, except per share amounts and metal prices)

1.	NATURE OF OPERATIONS, GOING CONCERN, AND RECAPITALIZATION

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The address of the Company’s registered office is 200 Bay Street, Suite 2350, Royal Bank Plaza South Tower, Toronto, Ontario, Canada, M5J 2J2. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP operates the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company has transitioned the LDI mine from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The condensed interim consolidated financial statements for the Company include the Company and its subsidiary (collectively referred to as the “Company”).

During the three months ended September 30, 2015, a 92% ownership in NAP was acquired by Brookfield Capital Partners Ltd. (“Brookfield”). The details of the transaction are noted below. NAP’s parent company, Brookfield, is a 100% owned subsidiary of Brookfield Asset Management Inc. (“BAM”) which is publicly listed on the New York, Toronto and Euronext stock exchanges. Refer to note 18.

On June 18, 2015 the Company entered into an agreement with Brookfield, its senior secured term loan lender, aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity (the “Recapitalization”). On July 30, 2015, the Recapitalization received shareholder approval and was completed on August 6, 2015, resulting in the following:

•	Cash settlement of all accrued interest owing to debtors at August 6, 2015 regarding the debt balances noted below immediately prior to conversion of the principal balances under the Recapitalization;

•	Conversion of all the outstanding principal amounts owing to Brookfield into equity, other than the bridge loan facility (“Bridge Loan”), resulting in Brookfield owning common shares representing 92% of the common shares outstanding on a fully-diluted basis after giving effect to the Recapitalization, but prior to the rights offering;

•	Conversion of the outstanding principal relating to the 2012 and 2014 convertible debentures into equity, resulting in holders of convertible debentures owning common shares representing in aggregate 6% of the common shares outstanding on a fully diluted basis after giving effect to the Recapitalization, but prior to the rights offering described below;

•	Existing holders of common shares own 2% of the post-Recapitalization common shares outstanding on a fully diluted basis after giving effect to the Recapitalization, but prior to the rights offering;

•	The Company’s outstanding restricted share units were converted into common shares;

•	The Company’s outstanding warrants and options were terminated;

•	The common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 400 existing common shares

After completion of the Recapitalization, the Company undertook a $50 rights offering to raise equity, pursuant to which all shareholders at that time were able to participate. The rights offering was backstopped by Brookfield and Polar Securities Inc (“Polar”).

Refer to notes 9, 11, 12(b), and 12(c) for additional details regarding the Recapitalization and the rights offering and note 18 for related party disclosures.

Third Quarter Report 2015

North American Palladium Ltd.

These condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company’s credit facility (note 9), which was almost fully drawn on September 30, 2015, expires on November 30, 2015. The Company utilizes its credit facility as needed to both supplement shortfalls in cash flow from operations and to fund certain capital expenditures, and as a result the Company will need to renew or replace its credit facility. The Company’s credit facility contains several financial covenants, which, if not met would result in an event of default. Certain events of default entitle the lender to demand repayment.

Management has estimated that the Company’s existing cash resources and forecasted cash flow from operations for the year ending December 31, 2016 will not be sufficient to fund forecasted capital expenditures, and consequently the Company will need to seek additional financing, in addition to renewing or replacing its existing credit facility. The Company’s cash flow from operations is dependent on a number of variables which cannot be predicted with certainty, including, but not limited to, meeting production targets, metal prices and operational costs. While the Company is pursuing various financing alternatives, the certainty of completing sufficient financing arrangements on terms acceptable to the Company cannot be assured at this time. Accordingly, these conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The condensed interim consolidated financial statements do not include adjustments to the carrying values of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2014 have been applied consistently by all Company entities for all periods presented in these condensed interim consolidated financial statements.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of NAP and its wholly-owned subsidiary.

Adoption of New Accounting Standards

There have been no new accounting standards adopted by the Company for the nine month period ended September 30, 2015.

Third Quarter Report 2015

North American Palladium Ltd.

New standards not yet adopted

The following new standards or amendments to standards are not yet effective or have otherwise not yet been adopted by the Company.

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttable presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2018. The Company is presently evaluating the potential impact of this new standard on the consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets – fair value through other comprehensive income.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard.

Third Quarter Report 2015

North American Palladium Ltd.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At September 30	At December 31
	2015	2014
Accounts receivable	$61.1	$75.2
Unrealized gain on financial contracts[1]	—	0.2

Accounts receivable	$61.1	$75.4

[1]	As at September 30, 2015, no past palladium production, delivered and sold to a smelter, was priced using forward prices for the month of final settlement (December 31, 2014 – 12,800 ounces of past palladium production at an average price of $942 per ounce).

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the September 30, 2015 forward metal prices and foreign exchange rates applicable for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from four customers at September 30, 2015 (December 31, 2014 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 15.

First priority security of accounts receivable, supplies inventory, and inventories of concentrate, crushed and broken ore and second priority security on the property, plant and equipment have been pledged as security against a credit facility described in note 9.

5.	INVENTORIES

Inventories consist of the following:

	At September 30	At December 31
	2015	2014
Supplies[1]	$12.0	$11.3
Concentrate inventory[1]	2.2	3.1
Crushed and broken ore stockpiles[1,2]	0.6	0.5

Total	$14.8	$14.9

[1]	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 9.
[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

During the nine month period ended September 30, 2015, concentrate inventory was written down in the amount of $0.5 to reflect net realizable value (September 30, 2014 - $nil) and has been recorded as an inventory pricing adjustment.

6.	OTHER ASSETS

Other assets consist of the following:

	At September 30	At December 31
	2015	2014
Prepaids	$1.9	$2.0
HST receivable	0.8	0.8
Other	0.1	0.8

	$2.8	$3.6

Third Quarter Report 2015

North American Palladium Ltd.

7.	MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development	Equipment under finance lease	Mining leases and claims, royalty interest, and development	Total
Carrying amounts
As at December 31, 2014	$64.3	$358.8	$18.6	$11.1	$452.8

As at September 30, 2015	$72.4	$354.7	$16.8	$10.6	$454.5

Depreciation and amortization

As a result of the finalization of the technical report for the LDI mine, which was filed on March 27, 2015 (amended on April 20, 2015), the Company has revised its estimate of in-situ ounces of palladium used as the denominator for depreciation and amortization of certain of its assets under the unit-of-production method. The revised estimate was based on the inclusion of the proven and probable reserves and measured resources expected to be converted to reserves based on prior conversion rates. This change in estimate has been prospectively applied for all depreciation and amortization calculations effective February 1, 2015.

Asset restrictions

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Substantially all assets are pledged as security for credit agreement arrangements and senior secured lenders. See notes 4, 9, and 11.

8.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

The changes in asset retirement obligations during the nine months ended September 30, 2015 are as follows:

Asset retirement obligations, beginning of period	$15.8
Change in timing of estimated closure costs	0.5
Accretion expense	0.2

Asset retirement obligations, end of period	$16.5

Asset retirement obligations comprised the following as at September 30, 2015:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letters of credit outstanding	Undiscounted asset retirement obligation
LDI mine[1]	2029	$16.5	$14.5	$14.5	$20.3

[1]	Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $14.8 for asset retirement obligations. Refer to note 14.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At September 30 2015	At December 31 2014
Inflation	2.00%	2.00%
Market risk	5.00%	5.00%
Discount rate	1.44%	1.67%

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

Third Quarter Report 2015

North American Palladium Ltd.

9.	CREDIT FACILITIES

Bank Facility

The Company has secured a credit facility with a Canadian chartered bank, which was due to mature on July 3, 2015, and was further extended to November 30, 2015. The credit facility is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of US$60 and an amount determined by a borrowing base calculation. The credit facility contains certain financial covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which became effective in the fourth quarter of 2014, and current ratio requirements, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, result in an event of default. The loan also includes certain other covenants, including material adverse change provisions and cross-default provisions that existed with the senior secured term loan prior to its settlement under the Recapitalization (note 11). Certain events of default result in the credit facility becoming immediately due, while other events of default entitle the lender to demand repayment. At March 31, 2015, the Company received waivers with respect to the current ratio, minimum shareholders’ equity and senior debt to EBITDA ratio covenants, and subsequently received amendments waiving future covenant compliance for the April, May, June and July 2015 compliance tests, subject to certain conditions. On July 15, 2015, the Company made a $11.7 (US$8.7) repayment of the credit facility.

Under the credit facility, as of September 30, 2015, the Company utilized $16.4 (US$12.3) for letters of credit, primarily for reclamation deposits (December 31, 2014 - $15.4 (US$13.3)), and had $27.8 (US$22.5) in borrowings outstanding (December 31, 2014 - $36.8 (US$31.7)). The Company was in compliance with all covenants as at September 30, 2015.

First priority security of accounts receivable, supplies inventory, and inventories of concentrate, crushed and broken ore and second priority security on the property, plant and equipment have been pledged as security against the credit facility. Refer to note 4.

Brookfield Interim Facility

On April 15, 2015, the Company entered into a US$25 interim credit facility (the “Interim Facility”) with Brookfield and utilized the full balance of the available credit. The Interim Facility accumulated interest at 16% per annum and matured on September 15, 2015. All amounts outstanding under the facility were due and payable on that date. A commitment fee of 3% of the Interim Facility amount was capitalized to the principal and interest was accrued at the Interim Facility rate of 16% per annum. The Interim Facility contained a prepayment penalty on the repayment of principal in whole or in part prior to the maturity date. The Interim Facility was accounted for at amortized cost with an effective interest rate of 26.00%.

On August 6, 2015, all amounts owing relating to the Interim Facility were consolidated and settled as part of the amounts owing to Brookfield for the purposes of conversion under the Recapitalization. Refer to note 11.

10.	LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased equipment at each reporting date is summarized in the mining interests under the category of equipment under finance lease. Refer to note 7.

Third Quarter Report 2015

North American Palladium Ltd.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	At September 30, 2015			At December 31, 2014
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$6.1	$0.8	$5.3	$5.5	$0.9	$4.6
Between one and five years	11.2	0.6	10.6	15.3	1.1	14.2

	$17.3	$1.4	$15.9	$20.8	$2.0	$18.8
Less current portion			5.3			4.6

			$10.6			$14.2

OPERATING LEASES

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Any required reclassification is applied prospectively from the date the revised lease terms become effective.

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At September 30 2015	At December 31 2014
Less than one year	$1.5	$1.4
Between one and five years	1.1	1.4

	$2.6	$2.8

The total minimum lease payments recognized in expense during each of the stated three and nine month end periods are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Minimum lease payments expensed	$0.6	$0.8	$2.4	$2.7

11.	LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At September 30 2015	At December 31 2014
Senior secured term loan	$—	$186.4
Bridge loan and other	—	—
Convertible debentures (2012)	—	37.5
Convertible debentures and warrants (2014 – Series 1)	—	0.8
Convertible debentures and warrants (2014 – Series 2)	—	1.4

	—	226.1
Less current portion	—	7.3

	$—	$218.8

Third Quarter Report 2015

North American Palladium Ltd.

Senior secured term loan

On June 7, 2013, the Company closed a US$130 senior secured term loan financing with Brookfield which accumulated interest at 15% per annum and was due June 7, 2017. The Company also exercised an option to defer a commitment fee of US$3.9 for a period of up to two years. The loan was secured by first priority security on the property, plant and equipment and second priority security on accounts receivable and inventory. The Company had the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan was measured at amortized cost.

Amendments to the loan were made on November 29, 2013 and June 30, 2014 which included certain modifications to the loan, including an additional loan of US$15.0, and an amendment fee of US$8.1. As at December 31, 2014, the senior secured term loan was being amortized at an effective interest rate of 18.74%

The loan contained covenants, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which became effective in the fourth quarter of 2014, and minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also included certain events of default including breaches of the financial covenants, material adverse changes, limits on liens, additional debt, payments and cross-default provisions. Certain events of default result in the loan becoming immediately due, together with the prepayment fee and penalty interest of 5% above the applicable rate while unpaid, and other events of default entitle the lender to demand repayment of the loan together with the prepayment fee and penalty interest.

At March 31, 2015, the Company received waivers with respect to the minimum shareholders’ equity and senior debt to EBITDA ratio covenants, and subsequently received amendments waiving future covenant compliance for the April, May, June and July 2015 compliance tests, subject to certain conditions. During the second quarter of 2015, the Company entered into an agreement to extend the waiver to July 31, 2015, subject to fees in the amount of $3.7 (US$3.0) which were capitalized against the outstanding loan balance.

On June 18, 2015 the Company entered into the Recapitalization with Brookfield aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity. In applying the effective interest method in the three months ended June 30, 2015, the Company reassessed its estimated cash flows under the senior secured term loan and recorded an adjustment to the carrying value of the debt of $66.8 to reflect the present value of accelerated interest expense, primarily related to the expected settlement of the prepayment fee.

On July 30, 2015, the Recapitalization received shareholder approval and was completed on August 6, 2015, resulting in the conversion of the outstanding balance of the senior secured term loan into common shares of the Company.

At the time of the Recapitalization, the Company issued 18,214,401,868 common shares with a fair value of $364.3 to settle debt amounts owing to Brookfield relating to the senior secured term loan, interim credit facility, waiver fees, and related make-whole and commitment fees with an aggregate carrying value of $321.1, resulting in a loss on recapitalization of $43.2 being recorded in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Refer to notes 1 and 12(b).

Bridge Loan

On June 18, 2015, the Company entered into a US$25 bridge loan facility providing temporary working capital support (“Bridge Loan”) with Brookfield. The Bridge Loan accumulated interest at 16% per annum and matured on September 15, 2015. A commitment fee of 3% of the Bridge Loan in the amount of $0.9 (US$0.8) was settled in cash at the inception of the loan. The Bridge Loan contained a prepayment penalty on the repayment of principal in whole or in part prior to the maturity date. On June 19, 2015, the Company received an initial advance in the amount of US$15.0. The final advance in the amount of US$10.0 was received on July 14, 2015. The loan was carried at amortized cost at an effective interest rate of 28.56%.

Third Quarter Report 2015

North American Palladium Ltd.

On September 18, 2015, the US$25.0 outstanding balance of the Bridge Loan, including accrued interest, was settled in cash, with the exception of a nominal balance for settlement at a later date.

Waiver Fees

As a result of the covenant violations which occurred in March 2015, the Company also incurred waiver fees in the amount of US$3.0 which had been included in the outstanding loan balances and are recognized as financing costs in the condensed interim consolidated statements of operations and comprehensive loss. These waiver fees were consolidated and settled in full as part of the amounts owing to Brookfield for the purposes of conversion under the Recapitalization.

Convertible Debentures (2012)

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 ($40.8 net proceeds). The debentures were to mature on September 30, 2017 and bore interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures could be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures were compound financial instruments, consisting of the debt instrument and the equity conversion feature. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. Of the net proceeds of $40.8, $33.9 had been allocated to long-term debt, and the remaining portion of $6.9 had been allocated to the equity component of the convertible debentures at the time of issuance.

On June 18, 2015, the Company entered into the Recapitalization with Brookfield. On July 30, 2015, the Recapitalization received shareholder approval and was completed on August 6, 2015, resulting in the conversion of the outstanding balance of the convertible debentures into common shares of the Company.

At the time of the Recapitalization, the Company issued 1,181,002,018 common shares with a fair value of $23.6 to settle the debt amount with a carrying value of $38.5, resulting in a gain on recapitalization of $14.9 being recorded in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Refer to notes 1 and 12(b).

In conjunction with the conversion of the debt, the $6.9 relating to the equity component of the convertible debentures was reclassified within equity to capital stock.

Convertible Debentures (2014 – Series 1)

On January 31, 2014 and February 10, 2014, the Company closed a public offering with the aggregate sale of $32.0 gross principal amount of convertible unsecured subordinated debentures (the “2014 Series 1 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 16.8 million common share purchase warrants (the “2014 Series 1 Warrants”). The 2014 Series 1 Debentures were to mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and accumulated interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year. Each 2014 Series 1 Warrant entitled the holder thereof to purchase one common share of the Company at any time before March 28, 2017.

This offering represented the first tranche of the offering. Net proceeds received were $28.5. The conversion price of the 2014 Series 1 Debentures was $0.635 per common share, and the original exercise price of the 2014 Series 1 Warrants was $0.762 per common share. As a result of the completion of the second tranche offering, the anti-dilution clause within the 2014 Series 1 Debentures agreements resulted in an adjustment of the original exercise price for the 2014 Series 1 Warrants to $0.5786 per common share.

Third Quarter Report 2015

North American Palladium Ltd.

Due to the existence of multiple derivatives embedded within the contract, the Company elected to account for the 2014 Series 1 Debentures, the 2014 Series 1 Warrants, and all related derivatives as one instrument at fair value through profit or loss, with changes in fair value being recognized as derivative gains or losses through profit or loss. As a result of this election, transaction costs of $3.5 were expensed as financing costs for the year ended December 31, 2014.

At December 31, 2014, 2014 Series 1 Debentures with an initial face value of $31.7, including accrued interest and make-whole provisions, had been converted into 76,407,816 common shares of NAP.

In the first quarter of 2015, 2014 Series 1 Debentures with an initial face value of $0.3, including accrued interest and make-whole provisions, had been converted into 760,312 common shares of NAP.

On June 18, 2015, the Company entered into the Recapitalization with Brookfield. On July 30, 2015, the Recapitalization received shareholder approval and was completed on August 6, 2015, resulting in the conversion of the outstanding balance of the 2014 Series 1 Debentures into common shares of the Company and cancellation of the outstanding 2014 Series 1 Warrants.

Convertible Debentures (2014 – Series 2)

On April 11, 2014 and April 17, 2014, the Company closed a public offering with the aggregate sale of $35.0 gross principal amount of convertible unsecured subordinated debentures (the “2014 Series 2 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 18.9 million common share purchase warrants (the “2014 Series 2 Warrants”). The 2014 Series 2 Debentures were to mature on April 11, 2019, unless redeemed or converted earlier, or unless extended, and accumulated interest at an annual rate of 7.5% payable semi-annually in arrears on March 31 and September 30 of each year. Each 2014 Series 2 Warrant entitled the holders thereof to purchase one common share of the Company at any time before the second anniversary of the date of issue.

This offering represented the second tranche of the offering. Net proceeds received were $32.7. The conversion price of the 2014 Series 2 Debentures was $0.4629 per common share, and the exercise price of the 2014 Series 2 Warrants was $0.5786 per common share.

Due to the existence of multiple derivatives embedded within the contract, the Company elected to account for the 2014 Series 2 Debentures, the 2014 Series 2 Warrants, and all related derivatives as one instrument at fair value through profit or loss, with changes in fair value being recognized as derivative gains or losses through profit or loss. As a result of this election, transaction costs of $2.3 were expensed in the period as financing costs for the year ended December 31, 2014.

At December 31, 2014, 2014 Series 2 Debentures with an initial face value of $33.5, including accrued interest and make-whole provisions, had been converted into 108,972,404 common shares of NAP.

In the first quarter of 2015, 2014 Series 2 Debentures with an initial face value of $0.9, including accrued interest and make-whole provisions, had been converted into 4,497,858 common shares of NAP.

On June 18, 2015, the Company entered into the Recapitalization with Brookfield. On July 30, 2015, the Recapitalization received shareholder approval and was completed on August 6, 2015, resulting in the conversion of the outstanding balance of the 2014 Series 2 Debentures into common shares of the Company and cancellation of the outstanding 2014 Series 2 Warrants.

At the time of the Recapitalization, the Company issued 6,893,756 common shares with a fair value of $0.1 to settle the 2014 Series 1 Debentures and 2014 Series 2 Debentures with an aggregate carrying value of $0.1, resulting in no gain or loss on recapitalization being recorded in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Refer to notes 1 and 12(b).

Third Quarter Report 2015

North American Palladium Ltd.

12.	SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Recapitalization

On June 18, 2015, the Company entered into the Recapitalization with Brookfield. On July 30, 2015, the Recapitalization received shareholder approval and was completed on August 6, 2015, resulting in the cancellation of all outstanding options and warrants and the conversion of all amounts owing to Brookfield, other than the Bridge Loan; the 2012 and 2014 convertible debentures; and outstanding restricted share units into equity. Refer to note 11. A fair value of $0.02 per share was assigned for accounting purposes based on the closing price for the Company’s common shares in the market for the days immediately preceding and up to the closing date of the Recapitalization. Consideration was also given to analyses prepared previously in conjunction with the Company’s strategic review process which had been performed to solicit interest and obtain a superior proposal prior to the closing of the Recapitalization. At the time of the Recapitalization, the Company issued 19,404,572,359 common shares with a fair value of $388.1 to settle debt amounts with an aggregate carrying value of $359.8, resulting in a loss on recapitalization of $28.3 being recorded in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. A total of 19,798,262,900 common shares were outstanding after the Recapitalization on August 6, 2015.

Immediately subsequent to issuance of shares under the Recapitalization, all of the common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 400 existing common shares. On August 6, 2015, subsequent to the share consolidation, the Company had 49,495,656 common shares outstanding, before inclusion of shares issued in relation to the Rights Offering.

As a result of the Recapitalization, Brookfield acquired 92% of the issued and outstanding common shares of the Company on August 6, 2015.

(c)	Rights Offering and Backstop Agreement

On September 15, 2015, the Company completed a Rights Offering. Pursuant to the Rights Offering, each shareholder of record of NAP common shares at the close of business on August 20, 2015 received one right for each common share then held. An aggregate of 49,495,656 Rights were distributed to shareholders pursuant to the rights offering. Every 5.91 rights entitled the holder thereof to purchase one common share at an exercise price of $5.97 per common share thereof to acquire up to 8,379,613 common shares for gross proceeds of $50.0.

The Company also entered into a backstop agreement with Brookfield pursuant to which Brookfield and Polar had, subject to certain terms and conditions, agreed to purchase, in aggregate, all of the common shares which remained unsubscribed for by the holders of the rights at the expiry of the rights offering. The Company incurred fees relating to the backstop (“Backstop Fees”) in the amount of $1.5 that have been recognized as transactions costs which have been netted against common share capital and purchase warrants on the condensed interim consolidated balance sheets. On closing of the Rights Offering, the Company settled the liability relating to the Backstop Fees with the issuance of 226,131 common shares to Brookfield and 25,126 common shares to Polar, representing a conversion price of $5.97 per common share.

On September 15, 2015, the Company issued 8,630,870 common shares pursuant to the exercise of the rights for cash proceeds of $49.6, net of transaction costs.

Upon completion of the Rights Offering, a total of 58,126,526 common shares are issued and outstanding. Brookfield holds approximately 53.5 million common shares, representing approximately 92% of the issued and outstanding common shares or substantially the same ownership percentage as prior to the Rights Offering.

Third Quarter Report 2015

North American Palladium Ltd.

(d)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three month period ended September 30, 2015, the Company did not make any share contributions to the plan (2014 – 753,799 shares with a fair value of $0.4), and for the nine months ended September 30, 2015, 1,917,594 shares with a fair value of $0.3 (2014 – 1,228,208 shares with a fair value of $0.7), which was equal to the market value of the shares on the contribution date.

(e)	Corporate Stock Option Plan

The Company had a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan was administered by the Board of Directors, which determined, after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares issuable under the Plan, and all other share-based compensation arrangements of the Company, shall not exceed 3.49% of the issued and outstanding shares of the Company (“the cap”). As at December 31, 2014, 1,228,858 options were available to be granted under the Plan.

The completion of the Recapitalization on August 6, 2015 resulted in the cancellation of all outstanding options and termination of the existing corporate stock option plan. Refer to notes 1 and 12(b).

The following summary sets out the activity in outstanding common share purchase options:

	At September 30, 2015		At December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,371,142	$0.99	3,359,221	$1.91
Granted	100,000	$0.16	2,596,700	$0.18
Cancelled/forfeited	(5,463,642)	$0.96	(549,779)	$2.29
Expired	(7,500)	$8.87	(35,000)	$8.40

Outstanding, end of period	—	$—	5,371,142	$0.99

Options exercisable at end of period	—	$—	1,341,752	$2.35

No options were exercised during the nine month period ended September 30, 2015 or the year ended December 31, 2014.

The fair value of options granted during the nine months ended September 30, 2015 and the year ended December 31, 2014 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

Third Quarter Report 2015

North American Palladium Ltd.

	September 30 2015	December 31 2014
Awards granted	100,000	2,596,700
Weighted average fair value of awards	$0.10	$0.09
Pre-vest forfeiture rate	27%	27%
Grant price	$0.16	$0.18
Market price	$0.17	$0.17
Volatility[1]	78%	76%
Risk free rate	1.08%	1.37%
Dividend yield	0%	0%
Expected life (in years)	3.52	4.2

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(f)	Reconciliation of the diluted number of shares outstanding:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Net loss available to common shareholders	$(68.5)	$(18.8)	$(202.6)	$(55.4)
Effect of dilutive securities	—	—	—	—

Adjusted net loss available to common shareholders	$(68.5)	$(18.8)	$(202.6)	$(55.4)

Weighted average number of shares outstanding	31,392,831	961,081	11,229,418	807,106
Effect of dilutive securities	—	—	—	—

Weighted average diluted number of shares outstanding	31,392,831	961,081	11,229,418	807,106

Diluted net loss per share	$(2.18)	$(19.56)	$(18.04)	$(68.64)

The Recapitalization included a share consolidation which occurred without a corresponding change in the Company’s financial resources. Refer to note 12(b). Therefore, for the purpose of presenting the basic and diluted loss per share for the current and comparative periods, the weighted average number of shares outstanding have been adjusted retrospectively as if the share consolidation had been applied to all of the shares issued and outstanding during the three and nine months ended September 30, 2015 and 2014.

For the three and nine month periods ended September 30, 2014, the dilutive effects of the convertible debentures, warrants, restricted share units and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive. As a result of the Recapitalization completed on August 6, 2015, no convertible debentures, warrants, restricted share units or stock options existed at September 30, 2015. Therefore, no dilutive effects remain relating to these instruments.

Third Quarter Report 2015

North American Palladium Ltd.

(g)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company had a Restricted Share Unit Plan (“RSU”) under which eligible directors, officers and key employees of the Company were entitled to receive awards of RSUs. Each RSU was equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU plan was administered by the Board of Directors, which would determine, after considering recommendations made by the Compensation Committee, the number and timing of RSUs to be awarded and their vesting periods, not to exceed three years. The value of each award was charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability were adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

The Recapitalization was completed on August 6, 2015, resulting in the conversion of all outstanding RSUs into an equivalent number of common shares. At the time of the Recapitalization, the Company issued 2,274,717 common shares with a fair value of $0.1 to settle the outstanding RSUs with an aggregate carrying value of $0.1, resulting in no gain or loss on recapitalization being recorded in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Refer to notes 1 and 12(b).

(h)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense (income):

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Registered retirement savings plan	$—	$0.4	$0.3	$1.1
Common share stock options	0.4	0.1	0.6	0.5
Restricted share units	—	—	—	(0.2)

	$0.4	$0.5	$0.9	$1.4

13.	FINANCIAL INSTRUMENTS

Fair Values

At September 30, 2015, the Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, credit facility, and obligations under finance leases.

Cash and cash equivalents, accounts receivable, and current derivative liabilities are stated at fair value. The carrying value of other assets and trade accounts payable and accrued liabilities and the amount outstanding under the credit facility approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company periodically enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to customers under smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

Third Quarter Report 2015

North American Palladium Ltd.

Other non-derivative financial liabilities

The fair values of the senior secured term loan, 2012 convertible debentures and finance leases, which are determined for disclosure purposes, are calculated based on the present value of future principal and interest cash flows, discounted at the estimated market rate of interest at the reporting date. For finance leases the estimated market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities are comprised of the following as at each reporting date:

	At September 30 2015	At December 31 2014
Senior secured term loan	$—	$201.0
Convertible debentures (2012)	—	45.2
Finance leases	15.9	18.8

Fair Value Hierarchy

The table below details the fair values of the assets and liabilities at September 30, 2015:

	Notes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents		$16.1	$—	$—	$16.1
Accounts receivable	4	—	61.1	—	61.1
Financial liabilities
Finance leases		—	(15.9)	—	(15.9)

Net carrying value		$16.1	$45.2	$—	$61.3

14.	COMMITMENTS

(a)	PGM Royalties Ltd. (“PGMR”) Commitment

The Company is required to pay a 5% net smelter royalty to PGMR from mining operations at the Lac des Iles mine. The royalty had been previously payable to Sheridan Platinum Group of Companies (“SPG”). This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at September 30, 2015, the Company had outstanding operating lease commitments and other purchase obligations of $2.6 and $8.8 respectively (December 31, 2014 – $2.8 and $5.1 respectively) the majority of which had maturities of less than five years (see also note 10).

(c)	Letters of Credit

As at September 30, 2015, the Company had outstanding letters of credit of $16.4, consisting of $14.5 for various mine closure deposits and $1.9 for a regulated energy supplier (December 31, 2014 - $15.4 outstanding letters of credit, consisting of $14.4 for various mine closure deposits and $1.0 for a regulated energy supplier).

Third Quarter Report 2015

North American Palladium Ltd.

15.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2015
Three months ended September 30
Revenue – before pricing adjustments	$62.1	$47.1	$5.3	$5.2	$2.1	$2.4	$—
Pricing adjustments:
Commodities	—	0.8	(0.7)	—	(0.1)	—	—
Foreign exchange	2.6	1.9	0.4	0.2	0.1	—	—

Revenue – after pricing adjustments	$64.7	$49.8	$5.0	$5.4	$2.1	$2.4	$—

2014
Three months ended September 30
Revenue – before pricing adjustments	$47.2	$34.1	$4.3	$3.5	$3.2	$2.1	$—
Pricing adjustments:
Commodities	(3.3)	(2.1)	(0.7)	(0.1)	(0.3)	(0.1)	—
Foreign exchange	2.5	1.9	0.3	0.1	0.1	0.1	—

Revenue – after pricing adjustments	$46.4	$33.9	$3.9	$3.5	$3.0	$2.1	$—

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2015
Nine months ended September 30
Revenue – before pricing adjustments	$154.2	$114.6	$13.8	$11.6	$7.5	$6.6	$0.1
Pricing adjustments:
Commodities	(6.0)	(4.2)	(1.5)	0.1	(0.3)	(0.1)	—
Foreign exchange	7.8	5.7	0.9	0.6	0.4	0.2	—

Revenue – after pricing adjustments	$156.0	$116.1	$13.2	$12.3	$7.6	$6.7	$0.1

2014
Nine months ended September 30
Revenue – before pricing adjustments	$143.8	$103.1	$13.1	$11.1	$9.4	$7.0	$0.1
Pricing adjustments:
Commodities	0.6	0.6	(0.2)	0.2	0.2	(0.2)	—
Foreign exchange	1.3	0.7	0.3	0.1	0.1	0.1	—

Revenue – after pricing adjustments	$145.7	$104.4	$13.2	$11.4	$9.7	$6.9	$0.1

During the three and nine month periods ending September 30, 2015, the Company delivered all of its concentrate to four customers under the terms of the respective agreements (2014 – two customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

Third Quarter Report 2015

North American Palladium Ltd.

16.	INTEREST EXPENSE AND OTHER COSTS (INCOME)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
Interest costs, prepayment fee and other
Interest on finance leases		$0.2	$0.1	$0.7	$0.4
Asset retirement obligation accretion	8	0.1	0.1	0.2	0.3
Accretion expense on long-term debt		4.1	1.6	10.3	1.0
Loss on investments		—	0.3	—	0.7
Interest expense		5.6	8.2	25.3	28.8
Change in fair value of palladium warrants		—	0.1	—	0.6
Change in fair value of convertible debentures		—	(0.2)	0.2	6.4
Change in carrying value of senior secured term loan	11	—	—	66.8	—
Legal settlements		—	—	—	1.0

		$10.0	$10.2	$103.5	$39.2

Interest and other income
Decrease in fair value of 2014 Tranche 1 and 2 warrants, net		$(0.1)	$(1.5)	$(0.7)	$(3.8)
Interest income		—	—	(0.4)	(0.1)

		$(0.1)	$(1.5)	$(1.1)	$(3.9)

		$9.9	$8.7	$102.4	$35.3

17.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Cash provided by (used in):
Accounts receivable	$(20.6)	$2.9	$14.4	$(14.0)
Inventories	9.1	1.0	(0.1)	0.1
Other assets	1.9	0.3	0.8	5.2
Accounts payable and accrued liabilities	(2.4)	(0.7)	(2.0)	(25.8)
Taxes payable	—	—	—	(1.2)

	$12.0	$3.5	$13.1	$(35.7)

18.	RELATED PARTY

Brookfield Asset Management Inc. (“BAM”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

On June 18, 2015 the Company entered into the Recapitalization with Brookfield Capital Partners Ltd. (“Brookfield”), a 100% owned subsidiary of BAM, aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity.

Third Quarter Report 2015

North American Palladium Ltd.

On July 30, 2015, the Recapitalization received shareholder approval and was completed on August 6, 2015, resulting in conversion of all the outstanding principal amounts owing to Brookfield into equity, other than the Bridge Loan. After giving effect to the Recapitalization, Brookfield held a controlling interest in the Company with a 92% ownership of the common shares outstanding on a fully-diluted basis. The Company’s financial results are consolidated and reported as part of the Brookfield Private Equity Funds at September 30, 2015.

On September 15, 2015, the Company undertook a $50 rights offering to raise equity, pursuant to which all shareholders at that time will be able to participate. The rights offering was backstopped by Brookfield. A total of 8,379,613 common shares were purchased under the Rights Offering. Pursuant to the basic subscription privilege, approximately 8.0 million common shares were subscribed for by rightholders, including approximately 7.7 million common shares by Brookfield.

Pursuant to the terms of the backstop agreement dated June 18, 2015, Brookfield and Polar purchased an aggregate of approximately 0.4 million common shares not otherwise purchased by rightholders under the basic subscription privilege and additional subscription privilege (the Backstop Commitment”). In consideration for the Backstop Commitment, the Company issued 226,131 common shares to Brookfield and 25,126 common shares to Polar.

Upon completion of the Rights Offering, a total of 58,126,526 common shares are issued and outstanding. Upon completion of the Rights Offering, Brookfield held approximately 53.5 million common shares, representing approximately 92% of the issued and outstanding common shares or substantially the same ownership percentage as prior to the Rights Offering.

On September 18, 2015, the US$25.0 outstanding balance of the Bridge Loan, including accrued interest, was settled in cash, with the exception of a nominal balance for settlement at a later date.

Refer to notes 1, 9, 11, 12(b) and 12(c) for additional disclosures relating to the above transactions.

Third Quarter Report 2015